FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of February, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



MANAGEMENT CHANGES IN HSBC NORTH AMERICA

Bobby Mehta has stepped down as Chief Executive Officer of HSBC North America Holdings Inc. and Chairman and Chief Executive Officer of HSBC Finance Corporation (formerly Household International, Inc.), with effect from 15 February 2007. He has also resigned as a Group managing director, and from the boards of HSBC Bank USA, N.A. and other companies in the HSBC Group.

Mr Mehta joined HSBC Finance Corporation in 1998 and became Vice Chairman in 2004. In March 2005, he was appointed Chief Executive Officer of HSBC North America Holdings Inc. and Chairman and Chief Executive Officer of HSBC Finance Corporation.

Commenting on Mr Mehta's departure, Michael Geoghegan, Group Chief Executive of HSBC Holdings plc, said: "We wish Bobby well. He has made a very significant contribution to a diverse business serving 35 million North American customers and providing some US$9 billion in net profit since we acquired
Household International in March 2003 for US$14.8 billion."

Mr Mehta said: "I have had the opportunity to reorganise and redirect the US business and I would like to thank my talented colleagues for their support. I am now ready to pursue more entrepreneurial interests and look forward to this next stage with great anticipation."

Michael Geoghegan announced the following appointments:

Douglas Flint, Group Finance Director of HSBC Holdings plc, has also become non-executive Chairman of HSBC Finance Corporation. Mr Flint continues as Group Finance Director of HSBC Holdings plc, a position he has held since 1995.

Brendan McDonagh, currently Chief Operating Officer of HSBC Finance Corporation, has become Chief Executive Officer.

Note to editors:
HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through some 9,500 offices in 81 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,738 billion at 30 June 2006, HSBC is one of the world's largest banking and financial services organisations.




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  22 February 2007